UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Consolidated Financial Statements

(Expressed in United States dollars)

ADASTRA MINERALS INC.

Three months and nine months ended July 31, 2005 and 2004

(Unaudited - Prepared by Management)

ADASTRA MINERALS INC.

(Unaudited - Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The unaudited interim financial statements of the Company as at July 31, 2005 and for the three and nine months ended July 31, 2005 and 2004 were prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor did not perform a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADASTRA MINERALS INC.

Consolidated Balance Sheets

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

July 31,	October 31,
2005	2004

Assets

Current assets:

Cash and cash equivalents	$8,535,468	$16,264,314
Amounts receivable and prepaid expenses	341,315	403,220
	8,876,783	16,667,534

Equipment	107,464	84,609

Mineral properties (note 2)	19,300,091	12,129,625

Mineral property evaluation costs (note 3)	4,469,691	4,397,126

$32,754,029	$33,278,894

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities	$2,216,256	$1,553,688

Non-controlling interest	8,750	8,750

Shareholders’ equity:

Share capital (note 4)	67,069,511	67,069,511
Contributed surplus (note 4)	5,624,226	4,776,785
Deficit	(42,164,714)	(40,129,840)
	30,529,023	31,716,456

$32,754,029	$33,278,894

Subsequent event (note 4(c))

See accompanying notes to consolidated financial statements.

1

ADASTRA MINERALS INC.

Consolidated Statements of Operations and Deficit

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months	Nine months

        ended July 31,                            ended July 31,

2005	2004	2005	2004

Administration costs:

Amortization	$2,961	$3,791	$8,758	$11,610
Bank charges and interest	1,223	640	4,024	4,173
Investor relations	48,222	41,627	254,846	294,375
Office and administration	106,994	98,952	285,656	275,544
Professional fees	53,457	48,185	165,496	158,731
Regulatory authorities filing fees	29,435	31,455	117,220	105,331
Salaries and wages	147,432	282,996	522,458	754,155
Stock-based compensation (note 4)	3,864	455,938	812,353	2,531,257
Transfer agent	1,081	3,854	8,814	13,662
Travel and accommodation	2,411	5,930	13,670	13,510
397,080		973,368	2,193,295	4,162,348

Other items:

Interest income	(81,339)	(99,765)	(290,637)	(262,775)
Mineral property evaluation costs	79	38	122	769
Foreign exchange loss (gain)	169,954	(272,468)	132,094	(119,497)
88,694	(372,195)	(158,421)	(381,503)

Loss for the period	(485,774)	(601,173)	(2,034,874)	(3,780,845)

Deficit, beginning of period	(41,678,940)	(39,099,339)	(40,129,840)	(35,919,667)

Deficit, end of period	$(42,164,714)	$(39,700,512)	$(42,164,714)	$(39,700,512)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.06)

Weighted average number of

common shares outstanding	70,735,925	70,735,925	70,735,925	68,026,364

See accompanying notes to consolidated financial statements.

2

ADASTRA MINERALS INC.

Consolidated Statements of Cash Flows

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months	Nine months

        ended July 31,                            ended July 31,

2005	2004	2005	2004

Cash provided by (used in):

Operations:

Loss for the period	$(485,774)	$(601,173)	$(2,034,874)	$(3,780,845)

Items not involving cash:

Amortization	2,961	3,791	8,758	11,610
Stock-based compensation	3,864	455,938	812,353	2,531,257
(478,949)	(141,444)	(1,213,763)		(1,237,978)

Change in non-cash operating

working capital:

Decrease (increase) in amounts

receivable and prepaid

expenses	109,517	228,009	61,905	1,323

Increase (decrease) in accounts

payable and accrued liabilities	756,390	(532,483)	662,568	(485,472)
	386,958	(445,918)	(489,290)	(1,722,127)

Investments:

Purchase of property, plant and

equipment	(10,358)	(24,821)	(35,022)	(57,029)
Expenditures on mineral properties	(3,121,366)	(5,896,312)	(7,132,148)	(7,456,114)

Recoveries (expenditures) on

mineral property evaluation costs,

net	(41,623)	(9,495)	(72,386)	(25,539)
(3,173,347)	(5,930,628)	(7,239,556)	(7,538,682)

Financing:

Issue of share capital, net	-	-	-	7,227,073

Investments by non-controlling

interests	-	-	-	8,750
	-	-	-	7,235,823

Increase (decrease) in cash and

cash equivalents	(2,786,389)	(6,376,546)	(7,728,846)	(2,024,986)

Cash and cash equivalents,

beginning of period	11,321,857	23,619,049	16,264,314	19,267,489

Cash and cash equivalents,

end of period	$8,535,468	$17,242,503	$8,535,468	$17,242,503

Cash is defined as cash and cash equivalents and joint venture cash.

Supplementary disclosure:

Interest received, net	$81,339	$99,765	$290,637	$262,775

Non-cash investing and financing

activities:

Stock-based compensation for

mineral property expenditures	35,088	-	35,088	197,313

See accompanying notes to consolidated financial statements.

3

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

1.	Significant accounting policies:

These consolidated financial statements of Adastra Minerals Inc. (the “Company”) do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, accordingly, these consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company’s annual audited consolidated financial statements as at, and for the year ended, October 31, 2004.

2.	Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

Zambia
DRC Kolwezi	Angola	Solwezi	Total

Balance, October 31, 2004	$11,007,601	$1,122,023	$1	$12,129,625

Amortization	3,230	-	-	3,230
Consulting	3,818,612	900	-	3,819,512
Exploration office and accounting	333,696	22,729	-	356,425
Geology	214,634	-	-	214,634
Interest received	(13,254)	-	-	(13,254)
Legal	1,158,078	4,787	-	1,162,865
Salaries	1,026,866	45,347	-	1,072,213
Site management	5,371	-	-	5,371
Travel	548,245	1,225	-	549,470
7,095,478	74,988		-	7,170,466

Balance, July 31, 2005	$18,103,079	$1,197,011	$1	$19,300,091

(a)	Kolwezi:

Since October 1998, the Company’s wholly-owned subsidiary, Congo Mineral Developments Limited (“CMD”), has signed and/or initialed various agreements with La Générale des Carrières et des Mines (“Gécamines”) and/or the Government of the Democratic Republic of Congo (“GDRC”), governing the terms of the Kolwezi Tailings Project (the “Project”). In March 2004, CMD, GDRC and Gécamines signed a Contract of Association (the “CoA”) governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), the company incorporated earlier that month in the Democratic Republic of Congo (“DRC”) to own the mining title to the tailings and develop the Project.

4

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

2.       Mineral properties (continued):

(a)	Kolwezi (continued):

The CoA recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation (“IFC”) and the Industrial Development Corporation of South Africa Limited (“IDC”) to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If one of IFC or IDC does not exercise its option, the other will have a right of first refusal over that option.

In accordance with the CoA, the Tailings Exploitation Rights ("TER") to the Project have been transferred to KMT. CMD owns 82.5% of KMT (which will reduce to 65% if the IDC and IFC both complete their option exercises, as mentioned below), and Gécamines and GDRC own 12.5% and 5.0%, respectively. Under the CoA, KMT is to pay Gécamines a total of $15,000,000, as consideration for the TER. Of this amount, $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project, excluding Gécamines' and GDRC’s percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up, until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 per pound (adjusted for inflation), in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from the transfer date of the mining rights). In May 2005, an Environmental Adjustment Plan (“EAP”) was filed with the DRC authorities. Subsequent to July 31, 2005, the Company announced that formal approval of the EAP had been received from the DRC Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier (“DPEM”), thereby fulfilling all legislative requirements of the DRC’s Mining Code and associated Mining Regulations.

5

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

2.	Mineral properties (continued):
	(a)	Kolwezi (continued):

In November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank (which were received in August 2005), it would be exercising its option to acquire 10% of KMT. In May 2005, the Company announced that the World Bank Group’s Board of Executive Directors had approved a proposed investment by its private sector arm, and, as a result, the IFC would also be exercising its option and would acquire a 7.5% equity interest in KMT. The IDC and IFC will acquire their equity interests at prices based on the allowable expenditures on the Project up to the date of exercising their respective options, and will pre-fund their proportions (based on ownership of Class C shares of KMT) of the estimated costs of progressing the Project to a financed go-ahead decision. On completion of the IDC and IFC option exercises, the Company’s wholly-owned subsidiary, CMD, is expected to receive approximately US$12 million in cash.

(b)	Angola:

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. (“Endiama”), the Angolan state mining company, for properties to be explored and developed with the Company’s wholly-owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence, which comprises approximately 2,690 km2 in the Cuango River floodplain, and an adjacent exploitation licence (“Camutue”), which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

IDAS had been acquired by the Company in 1998, and under the terms of the share purchase agreement, the vendors retained a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of its then Angola mineral properties. The covered properties include the licence areas mentioned above. “Profits” means the actual and distributable proceeds received by IDAS from the properties, to be calculated based on international generally accepted accounting principles.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties agreed to the formation of a new company (later agreed to be called “Luminas”) which would exercise the mining rights.

6

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

2.       Mineral properties (continued):

(b)	Angola (continued):

The financing of the project was to be undertaken by IDAS. IDAS was to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11%. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to comprise five members, of whom three were to be nominated by IDAS. However, IDAS was unable to progress matters further, and, in September 2004, Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the United States was delayed pending the outcome of representations at senior government levels. When no response was received, the Company filed legal suit in the United States against Endiama, on May 18, 2005. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty.

3.	Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo – Kipushi evaluation costs:

Balance, October 31, 2004	$4,397,126

Amortization	179
Consulting	17,130
Contribution from joint venture partner	(12,500)
Exploration office and accounting	9,397
Legal	107
Salaries	53,423
Travel	4,829

Balance, July 31, 2005	$4,469,691

7

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

3.       Mineral property evaluation costs (continued):

During the year ended October 31, 1996, the Company entered into a two-year, exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine (the “Kipushi Project”), in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays had occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company would be delayed for a period of up to 12 months after the completion of this definition phase, starting on a date to be agreed upon by the Company and Gécamines. This starting date has not yet occurred.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interest in the Kipushi mine. The Company will only acquire an interest in the Kipushi mine if satisfactory results are obtained from the feasibility studies and if satisfactory agreements, conforming with the DRC Mining Code, can be negotiated with Gécamines and the GDRC.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals Limited (“Kumba”). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account, to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

8

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

3.       Mineral property evaluation costs (continued):

On January 30, 2002, the Company signed, and, in November 2004, amended, a joint venture agreement with Kumba, whereby Kumba could earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba was not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi mine had been entered into between the Company, Kumba and Gécamines, security of tenure achieved via an agreement with Gécamines, and governmental approval received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba was required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which was required to be no later than March 31, 2005, otherwise the agreement would terminate, which duly occurred. Subsequent to July 31, 2005, the Company renewed the joint venture agreement with Kumba with effect from March 31, 2005. Completion of the items mentioned above now has to occur no later than October 31, 2006, or the agreement will terminate.

4.	Share capital:
(a) Share capital:

Number

of shares	Amount

Balance, October 31, 2004 and July 31, 2005	70,735,925	$67,069,511

(b)	Share purchase warrants:

Warrants outstanding at July 31, 2005:

Balance		Balance
October 31,			July 31,
2004	Issued	Exercised	2005	Exercise price	Expiry date

1,679,656	-	-	1,679,656	CDN$0.75	February 12, 2008

9

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

4.       Share capital (continued):

(c)	Share options:

Weighted

average price

(CDN $)

Options outstanding, October 31, 2004	6,126,000	$1.45
Granted	90,000	1.85
Cancelled / expired	-	-
Exercised	-	-

Options outstanding, July 31, 2005	6,216,000	$1.45

On January 4, 2005, the Company granted 30,000 options exercisable at CDN$1.95 per share expiring January 3, 2010. A total of 15,000 options vested immediately, with the remainder vesting one year from the date of grant.

On May 27, 2005, the Company granted 60,000 options exercisable at CDN$1.80 per share expiring May 26, 2010. Of these, 40,000 options have vested, and the remaining 20,000 will vest on achieving a milestone related to the Kolwezi Tailings Project.

For the 90,000 options granted during the nine months ended July 31, 2005, the Company has recorded stock-based compensation expense of $23,188, and has deferred $35,088 of stock-based compensation as consulting costs in mineral properties. The fair value of each option grant has been calculated using the Black-Scholes option pricing model with an expected life of three years, volatility ranging from 97% to 101%, no dividend yield and a risk free interest rate ranging from 3.16% to 3.25%.

In addition to the expense recorded on the options granted during the nine months ended July 31, 2005, the Company recorded stock-based compensation expense of $789,165 as a result of the vesting of options granted in previous periods.

Subsequent to July 31, 2005, 205,000 options were granted to employees with an exercise price of CDN $1.85 and expiry date of August 2, 2010.

(d)	Contributed surplus:

Balance, October 31, 2004	$4,776,785
Stock-based compensation (note 4(c))	812,353

Stock-based compensation included in consulting costs

deferred in mineral properties (note 4(c))	35,088

Balance, July 31, 2005	$5,624,226

10

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months and nine months ended July 31, 2005 and 2004

5.	Segmented information:

The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

July 31,	October 31,
2005	2004

Capital assets by geographic area:

Democratic Republic of Congo	$22,644,119	$15,448,141
Angola	1,197,011	1,122,023
Zambia	1	1
United Kingdom	36,115	41,195

$23,877,246	$16,611,360

11

ADASTRA MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED JULY 31, 2005 AND 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of Adastra Minerals Inc. (the “Company”) for the three and nine month periods ended July 31, 2005 and 2004, and related notes (the “Consolidated Financial Statements”). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2004 Annual Report, which should also be referred to for additional information. The discussion is based on events that have occurred up to September 9, 2005. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Results of Operations

The Company incurred a net loss for the three months ended July 31, 2005 of $485,774, or $0.01 per share, compared to a net loss of $601,173, or $0.01 per share, for the three months ended July 31, 2004.

The Company incurred a net loss for the nine months ended July 31, 2005 of $2,034,874, or $0.03 per share, compared to a net loss of $3,780,845, or $0.06 per share, for the nine months ended July 31, 2004.

The results for the three and nine months ended July 31, 2005, reflect the following factors:

•

Administration costs were lower overall than in the three and nine months ended July 31, 2004. For the three months ended July 31, 2005, administration costs decreased to $397,080, compared with $973,368 for the three months ended July 31, 2004. For the nine months ended July 31, 2005, administration costs decreased to $2,193,295, compared with $4,162,348 for the nine months ended July 31, 2004. The decreases were principally due to reductions in costs for stock-based compensation and for salaries and wages.

•

Decreases in stock-based compensation, compared with the corresponding periods of 2004, were due to the lower number of options granted during the relevant periods (60,000 options in the three, and 90,000 options in the nine, months ended July 31, 2005; compared with 3,459,846 options granted in the three, and 4,109,846 in the nine, months ended July 31, 2004) and to the timing of the vesting of these options.

•

Salaries and wages costs have decreased compared with the corresponding periods of last year. This is mainly because a higher proportion of salary costs has been capitalized to mineral properties and mineral property evaluation costs, due to employees spending more time on the mining projects than in the corresponding periods of the previous year. In addition, there were no cash bonuses paid during the current periods.

•

During the nine months ended July 31, 2005, investor relation expenditures reduced to $254,846, from $294,375 for the corresponding period in 2004. This was primarily due to advancing the date of the Company’s annual general meeting (“AGM”) in Toronto to coincide with one of the Company’s major regular investor relations events in that city, and to reductions in other costs associated with the AGM.

•

The increase in regulatory authorities filing fees, compared to the nine months ended July 31, 2004, was mainly the consequence of higher Ontario Securities Commission and Toronto Stock Exchange ("TSX") fees, resulting from an increase in the Company’s market capitalization. Fees in the three months ended July 31, 2005 were lower than in the corresponding period of the prior year - when there were fees relating to revisions to the Company’s stock option plan and to share capital issuances.

•

Higher interest rates obtained on cash balances, and the timing of the private placement of equity in January 2004, resulted in higher interest income during the nine months ended July 31, 2005 than in the corresponding nine month period of 2004. Average cash balances throughout the three months ended July 31, 2005 were lower than in the corresponding period of 2004, and resulted in a decrease in interest income.

•

The Company holds some of its cash in Canadian dollars and pounds sterling in anticipation of expenditures to be incurred in these currencies. For the three months ended July 31, 2005, the Company reported a foreign exchange loss of $169,954, due to the strengthening of the U.S. dollar against both the Canadian dollar and the pound sterling during the period. The U.S. dollar also strengthened against both these currencies during the nine months ended July 31, 2005, and the Company recorded an overall foreign exchange loss for the nine months of $132,094, compared to a foreign exchange gain of $119,497 for the nine month period ended July 31, 2004.

Liquidity and Capital Resources

As at July 31, 2005, the Company had cash and cash equivalents of $8,535,468, compared to $16,264,314 at October 31, 2004, and had working capital of $6,660,527, compared to $15,113,846 at October 31, 2004.

The decreases in cash and cash equivalents, and in working capital, as at July 31, 2005, compared with the corresponding amounts as at October 31, 2004, mainly resulted from expenditures on mineral properties during the nine months ended July 31, 2005, and from the previously-discussed loss on operations, excluding the non-cash stock-based compensation expense.

Issued share capital remained unchanged during the nine months ended July 31, 2005, at 70,735,925 common shares. During the nine months ended July 31, 2005, the Company granted 90,000 options to purchase common shares, which increased the total outstanding to 6,216,000 options, as at July 31, 2005. Outstanding warrants to purchase common shares remained unchanged throughout the nine month period, at 1,679,656.

The Company believes it has sufficient cash and cash equivalents on hand to fund its short term development activity. It will need to raise additional financing to achieve its long term development plans. The recoverability of amounts shown for mineral properties and mineral property evaluation costs are dependent on the ability of the Company to obtain necessary financing and on other factors discussed under the heading “Exploration and Development and Financing Risk Factors” in the Company’s 2004 Annual Report.

During the nine months ended July 31, 2005, there was no material change in the contractual obligations and critical accounting estimates disclosed in the Company’s 2004 Annual Report.

Mineral Property Projects

As at July 31, 2005, amounts capitalized in respect of mineral properties totalled $19,300,091, comprising $18,103,079 in costs incurred on the Company’s Kolwezi Project and $1,197,011 in costs on the Angola Project - an increase from a total of $12,129,625, as at October 31, 2004.

Capitalized mineral property evaluation costs increased to $4,469,691, from $4,397,126 at October 31, 2004, reflecting costs incurred on the Company’s Kipushi Project during the nine months ended July 31, 2005.

Kolwezi Project, DRC

During the nine months ended July 31, 2005, the Company concentrated primarily on advancing its Kolwezi Project. The first phase of the Definitive Feasibility Study (“DFS”), a scoping study analyzing different production levels, was completed. It was concluded that the initial design capacity of the plant should be to produce 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, and work is now underway to complete the DFS on that basis.

Work continued on the second stage of the Environmental and Social Impact Assessment, and, in May, an Environmental Adjustment Plan (“EAP”) was submitted to the regulatory authorities in the Democratic Republic of Congo (“DRC”). During August 2005, the Company received approval of the EAP from the DRC Ministry of Mines’ Direction chargeé de la Protection de l’Énvironnement Minier (“DPEM”). The letter accompanying the “favourable environmental opinion” noted that the work on the EAP had been very substantial and “particularly diligent”. The approval of the EAP is the official acknowledgement that the proposed development of Kolwezi satisfies the requirements of the DRC Mining Code, and associated regulations, and may proceed.

During the nine-month period, work continued on the negotiation of long term cobalt sales agreements and marketing arrangements, and on preparations for project financing, including the issuing of a Preliminary Information Memorandum to potential lenders to the Kolwezi Project.

In late November 2004, the Industrial Development Corporation of South Africa Limited (“IDC”) informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank (“SARB”), it would be exercising its option to acquire 10% of the Kolwezi Project. On May 16, 2005, the Company announced that the World Bank Group’s Board of Executive Directors had approved a proposed investment by its private sector arm, and as a result the International Finance Corporation (“IFC”) would also be exercising its option and would acquire a 7.5% equity interest in the project. In August 2005, the IDC informed the Company that it had received the necessary SARB approvals.

The IDC and the IFC will acquire their equity interests at prices based on the allowable expenditures on the Kolwezi Project up to the date of exercising their respective options, and will pre-fund their proportions (as financially contributing shareholders) of the estimated costs of progressing the project to a financed go-ahead decision. On completion of the IDC and IFC option exercises, the Company’s wholly-owned subsidiary, Congo Mineral Developments Limited, expects to receive approximately US$12 million in cash.

During the nine-month period ended July 31, 2005, the Company appointed Sullivan & Cromwell to advise on the legal aspects of the financing of the Kolwezi Project, and Aon to advise on the insurance aspects of the project.

During August 2005, the Company announced that the Board of Directors of its subsidiary Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), in DRC, had unanimously resolved that KMT become a signatory of the Extractive Industries Transparency Initiative (“EITI”). The EITI’s objective is improved governance in resource-rich countries through the full publication and verification of all payments to governments by companies in the oil, gas and mining sectors and a corresponding publication of all receipts from the natural resource sectors by governments. The DRC Government has endorsed the EITI and is currently considering how best to implement the initiative. KMT will be the first mining company in the DRC to join the EITI.

Kipushi Project, DRC

In the 2003 financial year, the Company and La Générale des Carrières et des Mines (“Gécamines”) agreed that priority should be given to finalizing the Kolwezi Contract of Association (“CoA”). Following the execution of the Kolwezi “CoA” in March 2004, negotiations on the proposed revisions to the Company’s agreement with Gécamines with respect to the potential re-development of the Kipushi zinc/copper mine (the “Gécamines Agreement”) were planned to recommence. Meetings were, however, postponed until after the end of financial year 2004, pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company.

Gécamines’ response was received during the quarter ended January 31, 2005, and, following discussion as to the appropriate way to take the Kipushi Project forward, the Company began a technical and economic reassessment of the project during the quarter ended July 31, 2005.  This reassessment will be followed by negotiations to finalize the revisions to the Gécamines Agreement. Once agreement on the revisions has been reached, and necessary approvals have been obtained from the government of the DRC, the Company expects that a full feasibility study of the project will be undertaken. In August 2005, the Zincor Joint Venture Agreement (“ZJVA”) with Kumba Base Metals Limited (“Kumba”), that had expired on March 31, 2005, was renewed, with effect from March 31, 2005. Under the ZJVA, Kumba can earn a 50% shareholding in the Company’s interest in the Kipushi Project.

Angola Project

During the year ended October 31, 2004, the Company found it impossible to progress matters further with Endiama E.P. ("Endiama") in relation to the Company’s rights with regard to two mineral properties in Angola. In September 2004, it became clear that Endiama had repudiated its contractual obligations and the Company announced that it would seek legal redress. The filing of the suit was delayed pending the outcome of representations at senior government levels. When no response was received, the Company filed a legal suit against Endiama in the United States of America, on May 18, 2005. The U.S. court requires service of the suit on Endiama in Portuguese, sent through official postal channels. Although the requisite documents were sent to Endiama by international registered mail, no confirmation of delivery has been received from the Angolan postal service, and the Company has now applied to the court for substituted service, via courier.

Related Party Transactions

During the nine months ended July 31, 2005, the Company paid or accrued an aggregate of $110,091 (2004 - $133,227) for legal services to a law firm in which a director of the Company is a partner. In addition, the Company has paid or accrued $3,000 (2004 - $nil) for consulting services to a non-executive director, and $9,860 (2004 - $607) for consulting services to a company in which a director has an interest.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the Management's Discussion & Analysis contained in the Company's 2004 Annual Report.

Summary of Quarterly Results

A summary of quarterly results for each of the eight most recently completed quarters is as follows:

			2005				2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Interest income	$ 81,339	$ 99,126	$ 110,172	$ 101,794	$ 99,765	$ 111,048	$ 51,962	$ 13,821

Loss for period	$ 485,774	$ 807,283	$ 741,817	$ 429,328	$ 601,173	$ 2,465,791	$ 713,881	$2,112,281

Basic and diluted loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.04	$ 0.01	$ 0.05

The principal factors underlying the variations in these quarterly results are the timing of the granting of options, exchange rate fluctuations (particularly in the value of the U.S. dollar against the Canadian dollar and pound sterling), and mineral property evaluation costs. In addition, the Company made relatively large options grants in the second quarter of financial 2004, and, in the fourth quarter of 2003, modified its stock option plan to permit future “cashless” exercises. As a result, the Company recorded relatively higher administration costs and losses in those quarters.

Forward Looking Statements

This discussion contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its Kolwezi Project, the Kipushi Project and the Angola Project and the resource size and economic potential of those projects. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to political risks involving the Company’s operations and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Timothy Philip Read, Chief Executive Officer of Adastra Minerals Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Adastra Minerals Inc., (the “Issuer”) for the interim period ending July 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 9, 2005

“Timothy Philip Read”

Timothy Philip Read

Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Thomas David Button, Chief Financial Officer of Adastra Minerals Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Adastra Minerals Inc., (the “Issuer”) for the interim period ending July 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 9, 2005

“Thomas David Button”

Thomas David Button

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date: September 14, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director